

September 15, 2011

Via E-mail
James R. Sulat
Chief Executive Officer and
Chief Financial Officer
Maxygen, Inc.
515 Galveston Drive
Redwood City, CA 94063

    Re: Maxygen, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed on March 8, 2011
           Form 10-Q for the Quarterly Period Ended June 30, 2011
           Filed August 8, 2011
           File No. 000-28401

Dear Mr. Sulat:

We have reviewed your August 24, 2011 response to our August 17, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements
9. Income Taxes, page 84

1. Please refer to your response to comment one. Please expand your proposed disclosure to be included in future periodic reports to explain the reason that the losses recognized by the Company of $17.1 million upon the sale of the 21% of Maxygen Holdings LLC and the $52.8 million upon the liquidation of Maxygen Holdings Ltd. are not reflected in your statements of operations. Further, tell us where the differences in tax bases related to these transactions were reflected in your deferred tax assets as of December 31, 2009 or why they should not have been reflected therein.

Form 10-Q for the quarterly period ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
General and Administrative Expenses, page 19

2. Please refer to your response to comment two. Please provide us revised disclosure to be included in future periodic reports to clarify that the activities conducted by the consultants were primarily advisory and administrative in nature and that no product development efforts were undertaken.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant